ANDREW ARROYO REAL ESTATE INC. d/b/a AARE

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

November 2, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Melanie Singh

Re:	Andrew Arroyo Real Estate, Inc. d/b/a AARE Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A Filed October 28, 2022 File No. 024-11640 Request for Qualification

Dear Ms. Singh:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, Andrew Arroyo Real Estate, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement, so that it may be qualified at 4:00 PM, Eastern time, on November 4, 2022, or as soon as thereafter as is practicable.

In connection with this request, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Craig V. Butler, Esq. at the Law Offices of Craig V. Butler at (949) 484-5667.

Sincerely, Andrew Arroyo Real Estate, Inc.

/s/ Andrew Arroyo
By:	Andrew Arroyo
Its:	Chief Executive Officer